Exhibit (g)(7)

AMENDED & RESTATED

ANNEX I

TO THE FOREIGN CUSTODY MANAGER AGREEMENT

This Amended and Restated Annex I, as amended August 16, 2017 (“Annex I”), to the Foreign Custody Manager Agreement dated March 9, 2012, (the “Agreement”), is effective as of August 16, 2017, and supersedes any prior Annex I to the Agreement.

InvestEd Aggressive Portfolio

InvestEd Balanced Portfolio

InvestEd Conservative Portfolio

InvestEd Fixed Income Portfolio

InvestEd Growth Portfolio

InvestEd Income Portfolio